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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

RECEIVED
MAR 0 2 2015

SEC FILE NUMBER

8 - 67831

69212

**FACING PAGE**
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/31/13___ AND ENDING ___12/31/14___
                                    MM/DD/YY                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**First Hill Securities, LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1391 Elk View Rd.___
                                    (No. and Street)

___Larkspur___                ___Colorado___                ___80203___
   (City)                          (State)                     (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kimberly Collins                                    303-797-0550
                                            (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Harding and Hittesdorf, P.C.___
         (Name – if individual, state last, first, middle name)

___650 S. Cherry Street, Suite 1050___   ___Denver___   ___Colorado___   ___802426___
        (Address)                             (City)        (State)        (Zip Code)

CHECK ONE:

■ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)          **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, _____ Jeff Sussman _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ First Hill Securities, LLC _____, as of _____ December 31 _____, 20__ 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____ NONE _____

_____

_____

_____
Signature

Managing Partner
Title

_____
Notary Public

LANNA BAILEY
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20134055507
MY COMMISSION EXPIRES AUGUST 30, 2017

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
*The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

FIRST HILL SECURITIES, LLC
(SEC File No. 8-69212)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2014
and Review Report on Exemption Report

# HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member
First Hill Securities, LLC
Larkspur, Colorado

We have audited the accompanying statement of financial condition of First Hill Securities, LLC (a limited liability company) as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of First Hill Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Hill Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of First Hill Securities, LLC's financial statements. The supplementary information contained in Schedules I and II is the responsibility of First Hill Securities, LLC's management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

*H&H, P.C.*

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
February 19, 2015

FIRST HILL SECURITIES, LLC

## TABLE OF CONTENTS

FIRST HILL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

| | | |
|---|---|---|
| CURRENT ASSET: | | |
| Cash and cash equivalents | $ | 26,536 |
| TOTAL ASSETS | $ | 26,536 |

LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES: | $ | -- |
| MEMBER'S EQUITY | | 26,536 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 26,536 |

See accompanying notes to financial statements.

# FIRST HILL SECURITIES, LLC

## STATEMENT OF OPERATIONS

## YEAR ENDED DECEMBER 31, 2014

REVENUES:
    Engagement fees        $     300,000

OPERATING EXPENSES:

| | |
|---|---:|
| Professional fees | 9,600 |
| Regulatory expenses | 4,612 |
| Overhead charges paid to related entity (Note C) | 3,000 |
| Bank service charges | 14 |
| | 17,226 |

NET INCOME        $     282,774

See accompanying notes to financial statements.

# FIRST HILL SECURITIES, LLC

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

| | | |
|---|---|---|
| Member's equity at January 1, 2014 | $ | 28,762 |
| Member's distributions | | (285,000) |
| Net income | | 282,774 |
| Member's equity at December 31, 2014 | $ | 26,536 |

See accompanying notes to financial statements.

-5-

# FIRST HILL SECURITIES, LLC

## STATEMENT OF CASH FLOWS

### YEAR ENDED DECEMBER 31, 2014

| | | |
|---|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net income | $ | 282,774 |
| | | |
| NET CASH PROVIDED BY OPERATING ACTIVITIES | | 282,774 |
| | | |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| Member's distributions | | (285,000) |
| | | |
| NET CASH USED FOR FINANCING ACTIVITIES | | (285,000) |
| | | |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (2,226) |
| | | |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 28,762 |
| | | |
| CASH AND CASH EQUIVALENTS AT END OF YEAR | $ | 26,536 |

See accompanying notes to financial statements.

# FIRST HILL SECURITIES, LLC

## NOTES TO FINANCIAL STATEMENTS

### YEAR ENDED DECEMBER 31, 2014

A.  Summary of Significant Accounting Policies

Organization

First Hill Securities, LLC (the Company) is a Colorado limited liability company organized on January 11, 2013 to facilitate mergers and acquisitions, as well as debt, mezzanine debt, and preferred equity financings. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulation Authority.

Cash and Cash Equivalents

The Company considers all highly-liquid investments purchased with an original maturity of three months or less on the purchase date to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Revenue Recognition

Transaction fees related to mergers, acquisitions, finders and financing fees are recognized upon closing of the related transaction. Interest income is recognized when earned.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed in the member's income tax return.

FIRST HILL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

A.    Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B.    Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. In 2014, the Company derived 100% of total fee revenue from one client.

C.    Transactions with Related Entities

The Company has a cost-sharing agreement with a related entity. The Company pays $250 a month for the personal property, utilities and office space to the related party. The Company feels that this amount represents a reasonably approximate valuation of the personal property, utilities and office space provided. Overhead charges paid to this related entity were $3,000 for the years ended December 31, 2014.

D.    Subsequent Events

Management has evaluated subsequent events through February 19, 2015, which is the date the financial statements were available to be issued.

FIRST HILL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2014

E.    Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such rule. At December 31, 2014, the Company's net capital was $26,536 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

SUPPLEMENTARY INFORMATION

# FIRST HILL SECURITIES, LLC

## SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

### DECEMBER 31, 2014

## COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

| | |
|---|---|
| MEMBER'S EQUITY | $ 26,536 |
| DEDUCTIONS: | - |
| NET CAPITAL | $ 26,536 |
| MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000) | $ 5,000 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS | $ -0- |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.0:1 |

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

SCHEDULE I

# FIRST HILL SECURITIES, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

## DECEMBER 31, 2014

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

SCHEDULE II

# HARDING AND HITTESDORF, P.C.

Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



## Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Hill Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First Hill Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) First Hill Securities, LLC stated that First Hill Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. First Hill Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Hill Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*H & H, P.C.*

Harding and Hittesdorf, P.C.
Denver, CO
February 19, 2015

# First Hill Securities, LLC
1391 Elk View Rd
Larkspur, CO 80118


## EXEMPTION REPORT


**First Hill Securities, LLC's, Assertions**

**We confirm, to the best of knowledge and belief, that;**

1. First Hill Securities, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. First Hill Securities, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2014 to December 31, 2014 without exemption.

Jeffrey H. Sussman
Managing Partner
First Hill Securities, LLC